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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-25581~~ 8-69761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/16 (MM/DD/YY) AND ENDING 11/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARDEA PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 NASSAU STREET, SUITE 300
(No. and Street)

PRINCETON	NJ	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

RECEIVED 30 PM 3:39

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, IVAN ROSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARDEA PARTNERS, LLC, as of November 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

Manoj Nair
Notary Public, State of New York
No. 01NA6059391
Qualified in New York County
Commission Expires May 29, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ardea Partners LLC

Statement of Financial Condition

November 30, 2017

Contents

Ardea Partners LLC

Statement of Financial Condition
November 30, 2017

ASSETS

Cash	$ 12,615,160
Accounts receivable	424,669
Client reimbursement receivable	90,689
Security deposits and service retainers	1,748,387
Property and equipment, net of accumulated depreciation of $135,950	1,637,705
Prepaid expenses	348,388
TOTAL ASSETS	$ 16,864,998

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable	$ 751,973
Deferred rent	670,023
Due to affiliates	1,458,416
Accrued compensation	520,375
Accrued guaranteed payments	1,496,525
TOTAL LIABILITIES	4,897,312
MEMBER'S EQUITY	11,967,686
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 16,864,998

The accompanying notes are an integral part of this financial statement.

Note 1. Nature of Business

Ardea Partners, LLC (the "Company") is a Delaware limited liability company ("LLC"). Effective July 8, 2016, the Company registered with the Securities and Exchange Commission ("SEC") as a broker dealer, and also became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization. The Company's sole member is Ardea Holdings LP, a Delaware limited partnership ("AHLP"). The Company has been approved to engage in best efforts underwriting, private placements of securities, and investment banking services, including mergers and acquisitions, advisory and fairness opinions. The Company does not carry securities accounts for customers or receive or hold securities or funds of customers.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's year end is November 30th.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At November 30, 2017, the Company had no cash equivalents.

Fair Value Measurement
Certain financial instruments are carried at cost on the statement of financial condition, with approximates fair value due to their short term highly liquid nature. These financial instruments include cash, receivables, and accounts payable.

Property and Equipment
The Company, under its capitalization policy, will capitalize any property, plant or equipment having a cost of $15,000 or greater. All items below this threshold are to be expensed when purchased. For the year ended November 30, 2017 the Company capitalized $1,702,718 in costs related to the buildout and furnishing of its new office space at 10 Hudson Yards.

Accounts Receivable and Allowance for Doubtful Accounts
The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflect the amount of loss that can be reasonably estimated by management. No allowance for doubtful accounts was recorded as of November 30, 2017. The Company did elect to write off $224,276 of uncollectible "client reimbursement receivables", which are included as bad debt expense on the accompanying Statement of Income.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates include useful lives of long-lived assets and allowance for doubtful accounts.

Note 3. Off-Balance-Sheet Risk and Concentrations and Credit Risk

The Company maintains checking and money market accounts in a financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit insurance limit. The Company has not experienced any losses in the account.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties. At November 30, 2017, 100% of accounts receivable was derived from two clients.

Note 4. Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the "FASB") issued ASU 2014-09, Revenue from Contracts with Customers, which requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In March 2016, the FASB issued ASU 2016-08, Revenue Recognition - Principal versus Agent (reporting revenue gross versus net). Also, in April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers Identifying Performance Obligations and Licensing, and in May 2016 the FASB issued ASU 2016-12, Revenue Recognition – New Scope Improvements and Practical Expedients. These standards are effective for interim and annual periods beginning after December 15, 2017, and may be adopted earlier. The revenue standards are required to be adopted by taking either a full retrospective or a modified retrospective approach. The Company is currently evaluating the impact the standards will have on the Company's financial statements and determining the transition method, including the period of adoption that it will apply.

In January 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has performed a preliminary assessment of ASU 2016-02 and has begun formulating an implementation plan. If the current lease (see Note 4.) is renewed (or another similar lease initiated) when the ASU becomes effective, the Company will generally be able to categorize its lease obligations under the Administrative Services Agreement as real estate leases (for office space). Recording real estate leases under ASU 2016-02 is expected to create a category of "right-to-use" assets on the balance sheet of the Company to record the value of the leased office space in an amount equal to the net present value of future lease payments due, offset by a liability representing the total amounts due for the current value of future lease obligations. The Company is currently evaluating the impact the standards will have on the Company's financial statements and determining the transition method, including the period of adoption that it will apply.

Note 5. Commitments

In the normal course of business, from time to time, the Company may be involved in judicial proceedings or arbitration concerning matters arising in connection with the conduct of its businesses, and, in the past, the Company has been involved in civil litigation matters. In addition, United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Accounting for Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

Office Leases

The Company entered into an agreement to lease office space in Princeton, NJ for a period of 5 years beginning on April 1, 2016. The minimum rental commitments under this lease, are as follows:

Year Ended November 30:	Total
2018	42,570
2019	43,847
2020	45,163
2021	15,202

The Company entered into an agreement to lease office space in New York City, NY beginning on July 20, 2017 and ending March 29, 2027. The minimum rental commitments under this lease, are as follows:

Year Ended November 30:	Total
2018	1,387,904
2019	2,081,856
2020	2,081,856
2021	2,081,856
2022	2,131,424

In connection with the New York City lease, the Company is entitled to eight months of free rent from its landlord. Free rent totaled $670,023 for the year ended November 30, 2017. This has been reflected as a liability in the accompanying Statement of Financial Condition as "deferred rent". This amount will be ammortized as a credit to rent expense throughout the life of the lease.

The Company was also required to remit a security deposit to each of the landlords for both of the leased office spaces. For the Princeton, NJ lease, the Company remitted a security deposit of $13,507. For the New York City lease, the Company remitted $1,734,880. Depending upon certain contingencies in the lease contracts, these amounts will be returned to the Company at the end of each respective lease period. The total amount of $1,748,387 is reflected as "security deposits and service retainers" in the accompanying Statement of Financial Condition.

Note 6. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications.

Note 7. Client Reimbursement Receivable

The Company has agreements with its clients whereby certain expenses incurred by the Company in relation to advisory services provided may be reimbursable. As of November 30, 2017, the Company had receivables for reimbursements from its clients totaling $90,689.

Note 8. Income Taxes

The Company is considered a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its single member. The Company's earnings and losses are included in AHLP's return and passed through to its partners.

The Company evaluates its uncertain tax positions under the provisions of Accounting Standards Codification 740 — Income Taxes ("ASC 740"). ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taking authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized tax benefits." A liability is recognized (or amount of net operating loss carried forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

As of November 30, 2017, no liability for unrecognized tax benefits was required to be recorded.

Note 9. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain net capital equal to the greater of $5,000 plus minimum capital requirements or 6.67% of the aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined under Rule 15c3-1, shall not exceed 800% in the first year of operations, and 1,500% in every year thereafter. At November 30, 2017, the Company had net capital of $7,717,848 which was $7,391,160 in excess of its required net capital of $326,488. The Company's aggregate indebtedness to net capital ratio was 63.45% at November 30, 2017.

Under its rules, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, dividend payments and other equity withdrawals by the Company are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, the Company is subject to certain notification requirements related to the withdrawals of excess net capital.

Note 10. Related Party Transactions Disclosure

The Company is a wholly owned subsidiary of AHLP and is therefore under common ownership of Ardea Partners UK LLP ("APUKLLP"). The Company and APUKLLP each separately employ their own employees and manage their respective operations independently.

Effective as of September 1, 2017, the Company, APUKLLP (each, herein referred to as a "Party") and AHLP entered into an agreement with respect to an engagement (an "Engagement") that either Party may have entered into or may enter into with a client, whether before, on or after the Effective Date, where one Party (the "Contracting Party") contracts for the other Party (the "Noncontracting Party") to provide services to the Contracting Party, on an arms-length basis as a contractor and not in any other capacity, including agent, in connection with such Engagement. Pursuant to the Agreement, the Company engaged APUKLLP with respect to two transactions to assist the Company in providing advisory services to relevant clients. Based on the terms of the Agreement, AHLP billed the Company for services rendered in the amount of $1,600,000 as of November 30, 2017 which has been recorded and will be paid, net of any amount of expenses of $351,584 incurred by the Company on behalf of APUKLLP. The Company also reflected a liability to Ardea Holdings, its parent company, in the amount of $210,000, which is comprised of $59,000 in NYC UBT and $154,000 in Illinois Replacement Tax. The $210,000 and $1,600,000 accrued, less the $351,584 of netted expenses result in a payable to affilates of $1,458,416, as reported on the Statement of Financial Condition.

The Company operates as a standalone entity, incurring expenses and remitting payments directly to its employees and vendors. In the normal course of business, Company personnel may incur reasonable business-related expenses. The Company policy is to reimburse these costs in full, upon management approval. As of November 30, 2017, all such expenses incurred have been either paid or accrued with the intent to reimburse.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 11. Guaranteed Payments

The Company's guaranteed payments, included in "salaries, commissions and related costs" in the accompanying Statement of Income, for the year ended November 30, 2017, totaled $10,434,958. Of this amount, $1,496,525 was accrued as of November 30, 2017 and subsequently paid in December 2017.

Note 12. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through the date these financial statements were available to be issued. Based upon this evaluation, the company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.